[SOLUTIA LOGO]

September 30, 2008	Solutia Inc. 575 Maryville Centre Drive P.O. Box 66760 St. Louis, Missouri 63166-6760 Tel 314-674-1000

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Solutia Inc. Form 10-K for the fiscal year ended December 31, 2007, filed February 27, 2008 File No. 1-13255

Dear Mr. Cash:

Solutia Inc. (Solutia or the Company) acknowledges receipt of the staff’s comment letter dated September 16, 2008 concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2008 (the “2007 Form 10-K”).  The Company’s responses to your comments are set forth below.  For your convenience, we repeat each comment in bold immediately before the response.  This letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.

Form 10-Q for the quarterly period ended June 30, 2008

Note 3. Significant Accounting Policies, page 9
Goodwill and Intangible Assets, page 10

Comment No. 1

Given the significance of your goodwill and identified intangible assets balances, please revise future filings to include a more specific and comprehensive discussion of your impairment policy.  In this regard, please ensure that you describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step.  Reference paragraphs 19-21 of SFAS 142.  In addition, clarify your policies for other identifiable intangibles.  Identifiable intangibles need to be assessed individually without regard to the reporting unit.  See paragraphs 14 and 17 of SFAS 142.

Response No. 1

In conjunction with the Company’s emergence from bankruptcy and resulting application of fresh-start accounting, our goodwill and identified intangible asset balances increased significantly.  Beginning with our Form 10-Q for the period ending September 30, 2008, we will update our Significant Accounting Policies footnote as follows (revisions and additions are underlined):

Goodwill and Intangible Assets

Goodwill reflects the excess of the reorganization value of the Successor over the fair value of tangible and identifiable intangible assets from our adoption of fresh-start accounting.  Goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment in the fourth quarter of each year or more frequently when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We test goodwill for impairment by first comparing the carrying value of each reporting unit, including goodwill, to its fair value.  The fair value of the reporting unit is determined using an estimate of future cash flows of the reporting unit and a risk-adjusted discount rate to compute a net present value of future cash flows.  If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment, if any.  Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the net fair values of recognized and unrecognized assets and liabilities of the reporting unit.  We test intangible assets with indefinite lives for impairment through comparison of the fair value of the intangible asset with its carrying amount.  The fair value of intangible assets with indefinite lives is determined using an estimate of future cash flows attributable to the asset and a risk-adjusted discount rate to compute a net present value of future cash flows.  The shortfall of the fair value below carrying value represents the amount of impairment.

Intangible assets that have finite useful lives are amortized over their determinable useful lives and assessed for impairment in accordance with our Impairment of Long-Lived Assets accounting policy. The estimated useful lives are as follows:

Estimated Useful Lives
	Successor	Predecessor

Finite-Lived Intangible Assets	5 to 27 years	5 to 25 years

On a quarterly basis, the useful lives of these assets are evaluated to determine whether events or circumstances warrant a revision to the remaining period of amortization.  If an estimate of an intangible’s useful life is changed, the remaining carrying amount of the asset will be amortized prospectively over the revised remaining useful life.

Securities and Exchange Commission September 30, 2008 Page 2 Solutia Inc.

Note 10. Commitments and Contingencies, page 18

Comment No. 2

We note your statement that your legal proceedings ongoing post-Chapter 11 could have a material adverse effect on your consolidated liquidity and profitability.  However, it is unclear how, on an individual case basis, you have accrued for potential losses.  Please clarify and ensure that the additional disclosures required by SAB 5:Y and SFAS 5 are included in future filings.

Response No. 2

As of June 30, 2008, the Company had an accrual for loss contingencies of $5 million. As it relates to the individual cases identified in our second quarter 10-Q, the loss contingency related to the Flexsys Antitrust litigation is the most significant reserve, with all other cases having either no amount reserved, or less than $1 million reserved.  With respect to litigation, we accrue for potential losses when it is probable a liability has been incurred and the amount of loss can be reasonably estimated.  We assess probability and proper disclosure by examining each litigation matter on an individual basis using applicable guidance such as SFAS 5 and SAB 5:Y.  Our examination consists of discussions and analysis amongst the accounting staff, internal legal counsel, and when applicable, external counsel and other Company personnel associated with the potential loss.  In accordance with paragraph 9 of SFAS 5, we did not disclose this accrual amount because we believe the omission does not result in the financial statements being misleading.

Although we believe the probability of an unfavorable outcome with respect to the Legacy Tort Litigation noted in the second quarter Form 10-Q is remote, such an outcome could have a material adverse effect on consolidated liquidity and profitability.  We believe our relationship agreement entered into with Monsanto Company, as part of our plan of reorganization (the “Monsanto Relationship Agreement”), along with other defenses available to us, effectively eliminates our risk of loss on these matters and, accordingly, we have not recorded a loss contingency on these matters.  Nonetheless, if it were determined such matters are not within the meaning of “Legacy Tort Claims,” as defined in the Monsanto Relationship Agreement, or other defenses available to the Company were unsuccessful, it is reasonably possible we would be liable for an amount which cannot be estimated but which could have a material adverse effect on consolidated liquidity and profitability.

Beginning with our Form 10-Q for the period ending September 30, 2008, in instances where no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, or if an exposure to loss exists in excess of the amount accrued, and we believe there is at least a reasonable possibility that a loss or an additional loss may have been incurred, we will disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Our current assessment is that additional disclosures will be made in relation to the Legacy Tort Litigation related liabilities, to indicate that while remote, the Company does believe the range of loss, while not estimable, could have a material adverse impact on the Company’s consolidated financial statements.

Note 12. Debt Obligations, page 25

Comment No. 3

Given your reliance on your debt availability, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your Financing Agreements.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.  Such disclosure should only be excluded if you believe that the likelihood of default is remote.

Response No. 3

The Company currently believes that the likelihood of default is remote.  We have arrived at this conclusion based on several factors including our actual performance against the covenants as of June 30, 2008, our successful pay-off of the $400 senior unsecured bridge facility (“Bridge”) during the third quarter through the issuance of equity, our forecasted future earnings and costs pertinent to the covenants, and our announced intention to explore strategic alternatives with respect to our Integrated Nylon reporting segment.

We continuously monitor our covenant performance on an actual and expected basis.  If, as a result of this monitoring, we conclude that the likelihood of default is other than remote, we will disclose our actual amounts versus the minimum/maximum ratios/amounts permitted under our Financing Agreements.

**   **   **

In connection with Company’s response to the comments of the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	the Staff comments or the Company’s changes to its disclosure in response to the Staff comments do not foreclose the Commission from taking any action with the respect to the filings; and
•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James M. Sullivan
James M. Sullivan

Senior Vice President, Chief Financial Officer
And Treasurer

cc:	Jeffry N. Quinn, Chairman, President and Chief Executive Officer
Rosemary L. Klein, Senior Vice President, Secretary and General Counsel
Timothy J. Spihlman, Vice President, Corporate Controller
Nathan M. Suddeth, Deloitte & Touche LLP